AGREEMENT AND PLAN OF MERGER

                            DATED AS OF MAY 17, 1999

                                      AMONG

                             CFI PROSERVICES, INC.,

                               UFO ACQUISITION CO.

                                       AND

                              ULTRADATA CORPORATION



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                                TABLE OF CONTENTS

1.       THE MERGER .......................................................    1
         1.1      The Merger ..............................................    1
         1.2      Effective Time ..........................................    1
         1.3      Closing of the Merger ...................................    2
         1.4      Effects of the Merger ...................................    2
         1.5      Certificate of Incorporation and Bylaws .................    2
         1.6      Directors ...............................................    2
         1.7      Officers ................................................    2
         1.8      Conversion of Shares ....................................    3
         1.9      Payment for Shares ......................................    3
         1.10     Dissenting Shares .......................................    5
         1.11     Stock Options ...........................................    5

2.       REPRESENTATIONS AND WARRANTIES OF THE COMPANY ....................    6
         2.1      Organization and Qualification ..........................    6
         2.2      Capitalization of the Company and its Subsidiaries ......    7
         2.3      Authority Relative to this Agreement; Consents and
                    Approvals .............................................    8
         2.4      SEC Reports; Financial Statements .......................    9
         2.5      Information Supplied ....................................   10
         2.6      Consents and Approvals; No Violations ...................   10
         2.7      No Default ..............................................   11
         2.8      No Undisclosed Liabilities; Absence of Changes ..........   11
         2.9      Litigation ..............................................   11
         2.10     Compliance with Applicable Law ..........................   12
         2.11     Employee Benefit Plans ..................................   12
         2.12     Environmental Laws and Regulations ......................   14
         2.13     Tax Matters .............................................   15
         2.14     Intangible Property .....................................   15
         2.15     Brokers .................................................   15
         2.16     Material Contracts ......................................   16
         2.17     Disclosure ..............................................   16
         2.18     Termination of Certain Contracts ........................   17

3.       REPRESENTATIONS AND WARRANTIES OF PARENT AND SUB .................   17
         3.1      Organization ............................................   17
         3.2      Authority Relative to this Agreement ....................   18
         3.3      Information Supplied ....................................   18

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         3.4      Consents and Approvals; No Violations ...................   18
         3.5      Litigation ..............................................   19
         3.6      Brokers .................................................   19
         3.7      Financing ...............................................   19

4.       COVENANTS ........................................................   19
         4.1      Conduct of Business of the Company ......................   19
         4.2      Preparation of Proxy Statement and Stockholders'
                    Meeting ...............................................   22
         4.3      No Solicitation .........................................   22
         4.4      Access to Information ...................................   24
         4.5      Additional Agreements; Reasonable Best Efforts ..........   24
         4.6      Consents ................................................   25
         4.7      Public Announcements ....................................   25
         4.8      Notification of Certain Matters .........................   25
         4.9      Release of Liens ........................................   26
         4.10     Company 401(k) Plan .....................................   26
         4.11     Parent 401(k) Plan ......................................   26

5.       CONDITIONS TO CONSUMMATION OF THE MERGER .........................   26
         5.1      Conditions to Each Party's Obligations to Effect the
                    Merger ................................................   26
         5.2      Conditions to the Obligations of the Company ............   27
         5.3      Conditions to the Obligations of Parent and Sub .........   27

6.       TERMINATION; AMENDMENT; WAIVER ...................................   28
         6.1      Termination .............................................   28
         6.2      Effect of Termination ...................................   29
         6.3      Fees and Expenses .......................................   30
         6.4      Amendment ...............................................   31
         6.5      Extension; Waiver .......................................   31

7.       MISCELLANEOUS ....................................................   31
         7.1      Nonsurvival of Representations and Warranties ...........   31
         7.2      Entire Agreement; Assignment ............................   31
         7.3      Validity ................................................   32
         7.4      Notices .................................................   32
         7.5      Governing Law ...........................................   33
         7.6      Descriptive Headings ....................................   33
         7.7      Parties in Interest .....................................   33
         7.8      Severability ............................................   34
         7.9      Specific Performance ....................................   34
         7.10     Subsidiaries ............................................   34
         7.11     Brokers .................................................   34

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         7.12     Counterparts ............................................   34

                                      iii


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                          AGREEMENT AND PLAN OF MERGER



         THIS AGREEMENT AND PLAN OF MERGER, dated as of May 17, 1999, is among CFI PROSERVICES, INC., an Oregon corporation ("Parent"), UFO ACQUISITION CO., a Delaware corporation and a direct wholly owned subsidiary of Parent ("Sub"), and ULTRADATA CORPORATION, a Delaware corporation (the "Company").

         WHEREAS, the Boards of Directors of the Company, Parent and Sub each have, in light of and subject to the terms and conditions set forth herein, (i) determined that the Merger (as defined in Section 1.1) is fair to their respective stockholders and in the best interests of such stockholders and (ii) approved the Merger in accordance with this Agreement.

         NOW, THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, the Company, Parent and Sub hereby agree as follows:

1.       THE MERGER

         1.1      The Merger

         At the Effective Time and upon the terms and subject to the conditions of this Agreement and in accordance with the Delaware General Corporation Law (the "DGCL"), Sub shall be merged with and into the Company (the "Merger"). Following the Merger, the Company shall continue as the surviving corporation (the "Surviving Corporation") and the separate corporate existence of Sub shall cease. At the option of Parent, upon five days prior written notice to the Company, the Merger may be structured so that, and this Agreement shall thereupon be deemed to be amended to provide that, either another direct or indirect subsidiary of the Parent shall be merged with and into the Company or the Company shall be merged with and into the Sub or another direct or indirect wholly owned subsidiary of Parent, with the Sub or such other subsidiary of Parent continuing as the Surviving Corporation; provided that, no such change in structure will be deemed to apply for purposes of the Company's representations and warranties contained in Section 2 hereof.

         1.2      Effective Time

         Subject to the provisions of this Agreement, Parent, Sub and the Company shall cause the Merger to be consummated by filing an appropriate Certificate of Merger

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or other appropriate  documents (the "Certificate of Merger") with the Secretary of State of the State of Delaware in such form as required by, and executed in accordance with, the relevant provisions of the DGCL, as soon as practicable on or after the Closing Date (as defined in Section 1.3). The Merger shall become effective upon such filing or at such time thereafter as is provided in the Certificate of Merger (the "Effective Time").

         1.3      Closing of the Merger

         The closing of the Merger (the "Closing") will take place at a time and on a date to be specified by the parties, which shall be no later than the second business day after satisfaction or waiver of the conditions set forth in
Article 5 (the "Closing Date"), at the offices of Perkins Coie LLP, 1211 S.W. Fifth Avenue, Suite 1500, Portland, Oregon, unless another time, date or place is agreed to in writing by the parties hereto.

         1.4      Effects of the Merger

         The Merger shall have the effects set forth in the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the properties, rights, privileges, powers and franchises of the Company and Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Sub shall become the debts, liabilities and duties of the Surviving Corporation.

         1.5      Certificate of Incorporation and Bylaws

         The Restated Certificate of Incorporation of the Company in effect at the Effective Time shall be the certificate of incorporation of the Surviving Corporation until amended in accordance with applicable law. The Bylaws of the Company in effect at the Effective Time shall be the bylaws of the Surviving Corporation until amended in accordance with applicable law.

         1.6      Directors

         The directors of Sub at the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until such director's successor is duly elected or appointed and qualified.

         1.7      Officers

         The officers of Sub at the Effective Time shall be the initial officers of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation until such officer's successor is duly elected or appointed and qualified.

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         1.8      Conversion of Shares

                  (a) At the Effective Time, each share of common stock, par value $0.001 per share, of the Company ("Company Common Stock") issued and outstanding immediately prior to the Effective Time (individually a "Share" and collectively, the "Shares") (other than (i) Shares held by any subsidiary of the Company and (ii) Shares held by Parent, Sub or any other subsidiary of Parent or Sub and (iii) Dissenting Shares (as defined in Section 1.10 hereof)) shall, by virtue of the Merger and without any action on the part of Sub, the Company or the holder thereof, be converted into the right to receive (a) $7.50 in cash, payable to the holder thereof without interest thereon, upon surrender of the certificate formerly representing such Share (the "Merger Consideration").

                  (b) At the Effective Time, each outstanding share of the common stock, par value $0.001 per share, of Sub shall be converted into one share of common stock, par value $0.001 per share, of the Surviving Corporation.

                  (c) At the Effective Time, each share of Company Common Stock held by Parent, Sub or any subsidiary of Parent, Sub or the Company immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of Sub, the Company or the holder thereof, be canceled, retired and cease to exist and no payment shall be made with respect thereto.

         1.9      Payment for Shares

                  (a) As of the Effective Time, Chase Mellon Shareholder Services, L.L.C., or another bank or trust company designated by Parent and reasonably acceptable to the Company shall act as paying agent (the "Paying Agent") in effecting the payment of the Merger Consideration for certificates that formerly represented Shares entitled to payment of the Merger Consideration pursuant to Section 1.8 hereof. On or before the Effective Time, Parent or Sub shall deposit, or cause to be deposited, in trust with the Paying Agent, the aggregate Merger Consideration to which holders of Shares shall be entitled at the Effective Time pursuant to Section 1.8 hereof.

                  (b) As soon as reasonably practicable after the Effective Time, the Paying Agent shall mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding Shares (the "Certificates") whose Shares were converted into the right to receive the Merger Consideration pursuant to Section 1.8: (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent and shall be in such form and have such other
provisions  as  Parent  and  the  Company  may  reasonably   specify)  and

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(ii)  instructions  for use in effecting the surrender of the  Certificates  and receiving the Merger Consideration therefor. Upon surrender of a Certificate for cancellation to the Paying Agent, the Paying Agent shall pay the holder of such Certificate the Merger Consideration multiplied by the number of Shares formerly represented by such Certificate, and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Shares which is not registered in the transfer records of the Company, the appropriate Merger Consideration for such surrendered Certificate may be paid to a transferee if the Certificate representing such Shares is presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 1.9, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the aggregate Merger Consideration relating thereto. No interest shall be paid or accrued on the Merger Consideration.

                  (c) Promptly following the date which is one year after the Effective Time, the Paying Agent shall deliver to the Surviving Corporation all cash, Certificates and other documents in its possession relating to the transactions described in this Agreement, and the Paying Agent's duties shall terminate. Thereafter, each holder of a Certificate formerly representing a Share may surrender such Certificate to the Surviving Corporation and (subject to applicable abandoned property, escheat and similar laws) receive in consideration therefor the aggregate Merger Consideration relating thereto, without any interest or dividends thereon.

                  (d) After the Effective Time, there shall be no transfers on the stock transfer books of the Surviving Corporation of any Shares which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates formerly representing Shares are presented to the Surviving Corporation or the Paying Agent, they shall be surrendered and canceled in return for the payment of the aggregate Merger Consideration relating thereto, subject to applicable law in the case of Dissenting Shares.

                  (e) In the event that any Certificate for Shares shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, the Paying Agent shall pay to such holder in exchange for such lost, stolen, or destroyed certificate the aggregate Merger Consideration relating thereto, if any, as may be required pursuant to this Agreement; provided, however, that Parent may, in its discretion, require the delivery of a suitable bond or indemnity.

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                  (f)  Neither  Parent  nor the  Company  shall be liable to any holder of Shares for Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

         1.10     Dissenting Shares

         Notwithstanding anything in this Agreement to the contrary, Shares outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of the Merger or consented thereto in writing and who has demanded appraisal for such Shares in accordance with Section 262 of the DGCL, if such Section 262 provides for appraisal rights for such Shares in the Merger ("Dissenting Shares"), shall not be converted into the right to receive the Merger Consideration as provided in Section 1.8 hereof, unless and until such holder fails to perfect or withdraws or otherwise loses his right to appraisal and payment under the DGCL. If, after the Effective Time, any such holder fails to perfect or withdraws or loses his right to appraisal, such Dissenting Shares shall thereupon be treated as if they had been converted as of the Effective Time into the right to receive the Merger Consideration, if any, to which such holder is entitled, without interest or dividends thereon. The Company shall give Parent prompt notice of any demands received by the Company for appraisal of Shares and, prior to the Effective Time, Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, except with the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands.

         1.11     Stock Options

                  (a) At the Effective Time, each outstanding option to purchase Company Common Stock issued pursuant to the Company's 1994 Equity Incentive Plan (the "Assumed Plan"), whether vested or unvested, shall be assumed by Parent and shall constitute an option (an "Assumed Option") to acquire, on the same terms and conditions as were applicable under such option prior to the Effective Time, the number of shares of Common Stock, no par value, of Parent ("Parent Common
Stock"),  rounded down to the nearest  whole number,  determined by  multiplying
 .718 by the number of shares of Company Common Stock then subject to purchase pursuant to such option. The exercise price for such Assumed Options shall be equal to the aggregate exercise price for the shares of Company Common Stock then subject to purchase pursuant to such option divided by the number of shares of Parent Common Stock deemed to be purchasable pursuant to such Assumed Option. With respect to an option for shares of Company Common Stock to which Section 421 of the Internal Revenue Code of 1986, as amended (the "Code") applies by reason of its qualification under Section 422 or 423 of the Code (a "qualified stock option"), in no event shall the terms of any Assumed Option give the

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

holder of a qualified stock option additional benefits that he or she did not have under such qualified stock option. Any references in each Assumed Option or Assumed Plan to the Company shall be deemed to refer to Parent, where appropriate, and Parent shall assume the obligations of the Company under the Assumed Options and the Assumed Plan. Parent shall file as soon as reasonably practicable following the Closing Date, and maintain the effectiveness of, a registration statement on Form S-8 with respect to the Parent Common Stock subject to the Assumed Options for so long as such Assumed Options remain outstanding. Parent shall use reasonable efforts to take such actions as are necessary for the conversion of the Assumed Options pursuant to this Section 1.11(b), including the reservation, issuance and listing of shares of Parent Common Stock as is necessary to effectuate the transactions contemplated by this
Section 1.11(b). Following the Effective Time, Parent will prepare and distribute to holders of Assumed Options a notice explaining the effect of the conversion of such holder's unvested options into Assumed Options.

                  (b) Except as provided herein or as otherwise agreed to by the parties, (i) the Company shall not take any action (or refrain from taking action) the effect of which would cause any options to accelerate in connection with the Merger (which options would not have otherwise accelerated pursuant to their terms or the terms of any existing employment agreement disclosed to Parent), (ii) the 1995 Director Stock Option Plan shall terminate as of the Effective Time and the provisions in any other plan, program or arrangement, providing for the issuance or grant of any other interest in respect of the capital stock of the Company or any of its subsidiaries (other than the Assumed
Plan) shall be canceled as of the Effective Time and (iii) no holder of options to purchase Company Common Stock or any participant in any of the Company's stock option plans or any other plans, programs or arrangements shall have any right thereunder to acquire any equity securities of the Company, the Surviving Corporation or any subsidiary thereof, other than with respect to the Assumed Options. With respect to the options to purchase 100,000 shares of Company Common Stock that have been granted under the 1995 Director Stock Option Plan as of the date hereof and the options to purchase an aggregate of 1.2 million shares of Company Common Stock outside of the Company's stock option plans, on the Closing Date the Company shall pay to each holder of such options an amount in respect thereof equal to the product of (A) the excess of $7.50 over the exercise price thereof and (B) the number of shares of Company Common Stock subject to such option.

2.       REPRESENTATIONS AND WARRANTIES OF THE COMPANY

         Except as set forth on the Disclosure Schedule delivered by the Company to Parent prior to the execution of this Agreement (the "Company Disclosure Schedule"), the Company hereby represents and warrants to each of Parent and Sub as follows:

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

         2.1      Organization and Qualification

                  (a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted.

                  (b) The Company has no subsidiaries and does not own, directly or indirectly, beneficially or of record, any shares of capital stock or other security of any other entity or any other investment in any other entity.

                  (c) The Company is duly qualified or licensed and in good standing to do business in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except in such jurisdictions where the failure to be so duly qualified or licensed and in good standing would not have a Material Adverse Effect (as defined below) on the Company. When used in connection with the Company, the term "Material Adverse Effect" means any change or effect that, when taken together with all other adverse changes and effects
(i) is or is reasonably likely to be materially adverse to the properties, business, results of operations or condition (financial or otherwise) of the Company, or (ii) may impair the ability of the Company to consummate the transactions contemplated hereby.

                  (d) The Company has heretofore delivered to Parent accurate and complete copies of the certificate of incorporation and by-laws, as currently in effect, of the Company.

         2.2      Capitalization of the Company and its Subsidiaries

                  (a) The authorized capital stock of the Company consists of 25 million shares consisting of 2 million shares of preferred stock, $0.001 par value, and 23 million shares of Company Common Stock. No preferred shares and 7,748,382 shares of Company Common Stock are issued and outstanding. All of the issued and outstanding shares of Company Common Stock have been validly issued, and are fully paid, nonassessable and free of preemptive rights. The Company has reserved an aggregate of 2,750,000 shares of Company Common Stock for issuance in connection with the Company's stock option plans and otherwise. The Company has reserved an aggregate of 1,300,000 shares of Company Common Stock under the 1994 Equity Incentive Plan, of which 131,781 shares have been issued upon the exercise of options and an aggregate of 862,504 shares of Company Common Stock are currently subject to outstanding grants under such plan. The Company has reserved an aggregate of 250,000 shares of Company Common Stock under the 1995 Directors Plan and options to purchase an aggregate of

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100,000  shares of  Company  Common  Stock  have been  granted  under such plan.
Options to purchase an aggregate of 1.2 million shares have been granted outside of such plans to Nigel P. Gallop and Robert J Majteles (in the amount of 600,000 shares each). Schedule 2.2 sets forth, for each of option plans and for options that were granted outside of the plans, the number of option shares currently vested and exercisable, the number of additional option shares that will vest, by their existing terms, at various specified dates prior to the Effective Time, and the numbers of additional options that will become vested immediately prior to the Merger as a result thereof. The Company has reserved 250,000 shares of Company Common Stock for issuance under the Company's Employee Stock Purchase Plan (the "ESPP"). A maximum of 13,000 shares of Company Common Stock will be issued to participants under the ESPP after the date hereof and prior to the Effective Time. The ESPP will terminate on or before the Effective Time and, except as set forth in the preceding sentence, no additional shares of Company Common Stock will be issued under the ESPP between the date hereof and the Closing Date. Except as set forth above, there are outstanding (i) no shares of capital stock or other voting securities of the Company, (ii) no securities of the Company or its subsidiaries convertible into or exchangeable for shares of capital stock or voting securities of the Company, (iii) no options or other rights to acquire from the Company, and no obligations of the Company to issue,
any  capital  stock,  voting  securities  or  securities   convertible  into  or
exchangeable for capital stock or voting securities of the Company, and (iv) no equity equivalents, interests in the ownership or earnings of the Company or its subsidiaries or other similar rights (including stock appreciation rights) (collectively, "Company Securities"). There are no outstanding obligations of the Company to repurchase, redeem or otherwise acquire any Company Securities. There are no stockholder agreements, voting trusts or other agreements or understandings to which the Company is a party or to which it is bound relating to the voting of any shares of capital stock of the Company.

                  (b) The Company Common Stock constitutes the only class of securities of the Company or its subsidiaries registered or required to be registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

         2.3      Authority Relative to this Agreement; Consents and Approvals

                  (a) The Company has all necessary corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of the Company (the "Company Board") and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby (other than, with respect to the Merger, the approval and adoption of this Agreement by the holders of a majority of the then outstanding

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shares of  Company  Common  Stock).  This  Agreement  has been duly and  validly executed and delivered by the Company and constitutes a valid, legal and binding agreement of the Company, enforceable against the Company in accordance with its terms.

                  (b) The Company Board has, by unanimous vote of those present, duly and validly approved, and taken all corporate actions required to be taken by the Company Board for the consummation of the transactions, including the Merger, contemplated hereby and resolved to recommend that the stockholders of the Company approve and adopt this Agreement; provided, however, that such approval and recommendation may be withdrawn, modified or amended in the event that the Company Board by majority vote determines in its good faith judgment, after consultation with and based upon the advice of independent legal counsel, that it is necessary to do so in order to comply with its fiduciary duties to stockholders under applicable law. No state takeover statute or similar statute or regulation applies or purports to apply to the Merger, this Agreement or any of the transactions contemplated hereby.

         2.4      SEC Reports; Financial Statements

                  (a) The Company has filed all required forms, reports and documents with the Securities and Exchange Commission (the "SEC") since February 14, 1996, each of which has complied in all material respects with all applicable requirements of the Securities Act of 1933, as amended (the "Securities Act") and the Exchange Act, each as in effect on the dates such forms, reports and documents were filed. The Company has heretofore delivered to Parent, in the form filed with the SEC (including any amendments thereto), (i) its Annual Reports on Form 10-K for each of the fiscal years ended December 31, 1996, 1997 and 1998, (ii) all definitive proxy statements relating to the Company's meetings of stockholders (whether annual or special) held since February 14, 1996 and (iii) all other reports or registration statements filed by the Company with the SEC since February 14, 1996 (the "Company SEC Reports"). None of such forms, reports or documents, including, without limitation, any financial statements or schedules included or incorporated by reference therein, contained, when filed, any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of the Company included in the Company SEC Reports complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto and fairly present, in conformity with generally accepted accounting principles applied on a consistent basis ("GAAP") (except as may be indicated in the notes thereto), the financial position of the Company as of the dates thereof and its results of operations and changes in financial position for the periods then ended (subject, in the case of the unaudited interim financial statements, to normal year-end adjustments).

Since December 31, 1998, except as set forth in the Company SEC Reports, there has not been any change, or any application or request for any change, by the Company or any of its subsidiaries in accounting principles, methods or policies for financial accounting or tax purposes.

                  (b) The Company has heretofore made available to Parent a complete and correct copy of any material amendments or modifications, which have not yet been filed with the SEC, to agreements, documents or other instruments which previously had been filed by the Company with the SEC pursuant to the Exchange Act.

         2.5      Information Supplied

         None of the information with respect to the Company to be included in the Proxy Statement (as defined in this Section below) will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated thereunder. The letters to stockholders, notices of meeting, preliminary proxy statement, definitive proxy statement and forms of proxies to be distributed to stockholders in connection with the Merger, and any schedules to be filed with the SEC in connection therewith are collectively referred to as the "Proxy Statement."

         2.6      Consents and Approvals; No Violations

         Except for filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, the Exchange Act, the filing and recordation of the Certificate of Merger as required by the DGCL, and the approval of the stockholders of the Company, no filing with or notice to, and no permit, authorization, consent or approval of, any court or tribunal or administrative, governmental or regulatory body, agency or authority (a
"Governmental Entity") or any other person or entity is necessary for the execution and delivery by the Company of this Agreement or the consummation by the Company of the transactions contemplated hereby. Neither the execution, delivery and performance of this Agreement by the Company nor the consummation by the Company of the transactions contemplated hereby will (i) conflict with or result in any breach of any provision of the certificate of incorporation or bylaws of the Company, (ii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration or Lien (as defined below)) (collectively, a "Default") under any of the terms, conditions or provisions of any material note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which the Company is a party or by which it or any of its properties or assets may be bound (collectively, "Agreements") or would result in a Default under any of the Company's Agreements (whether or not such Agreement is material) which would have a Material Adverse Effect on the Company, or (iii) violate any order, writ, injunction, decree, law, statute, rule or regulation applicable to the Company or any of its properties or assets. For purposes of this Agreement, "Lien" means, with respect to any asset (including, without limitation, any security) any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset.

         2.7      No Default

         The Company is not in default or violation (and no event has occurred which with notice or the lapse of time or both would constitute a default or violation) of any term, condition or provision of (i) its certificate of incorporation or bylaws, or (ii) any order, writ, injunction, decree, law, statute, rule or regulation applicable to the Company or any of its properties or assets, except in the case of subsection (ii) for violations, breaches or defaults that would not have a Material Adverse Effect on the Company.

         2.8      No Undisclosed Liabilities; Absence of Changes

         Except as and to the extent publicly disclosed by the Company in the Company SEC Reports, as of December 31, 1998, the Company had no liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, and whether due or to become due or asserted or unasserted, which would be required by GAAP to be reflected in, reserved against or otherwise described in the balance sheet of the Company (including the notes thereto) as of such date or which could reasonably be expected to have a Material Adverse Effect on the Company. Except as publicly disclosed by the Company in the Company SEC Reports, since December 31, 1998, the business of the Company has been carried on only in the ordinary and usual course, the Company has not incurred any liabilities of any nature, whether or not accrued, contingent or otherwise, and whether due or to become due or asserted or unasserted which could reasonably be expected to have, and there have been no events, changes or effects with respect to the Company having or which could reasonably be expected to have, a Material Adverse Effect on the Company.

         2.9      Litigation

         Except as publicly disclosed by the Company in the Company SEC Reports, there is no suit, claim, action, proceeding or investigation pending or, to the knowledge of the Company, threatened against the Company or any of its properties or assets which (a) could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company or
(b) as of the date  hereof,  questions  the  validity of this

Agreement or any action to be taken by the Company in connection with the consummation of the transactions contemplated hereby or could otherwise prevent or delay the consummation of the transactions contemplated by this Agreement. Except as publicly disclosed by the Company, the Company is not subject to any outstanding order, writ, injunction or decree which, insofar as can be reasonably foreseen, could reasonably be expected to have a Material Adverse Effect on the Company or would prevent or delay the consummation of the transactions contemplated hereby.

         2.10     Compliance with Applicable Law

         Except as publicly disclosed by the Company in the Company SEC Reports, the Company holds all permits, licenses, variances, exemptions, orders and approvals of all Governmental Entities necessary for the lawful conduct of its business (the "Company Permits"), except for failures to hold such permits, licenses, variances, exemptions, orders and approvals which could not reasonably be expected to have a Material Adverse Effect on the Company. Except as publicly disclosed by the Company in the Company SEC Reports, the Company is in compliance with the terms of the Company Permits, except where the failure so to comply could not reasonably be expected to have a Material Adverse Effect on the Company. Except as publicly disclosed by the Company in the Company SEC Reports, the business of the Company is not being conducted in violation of any law, ordinance or regulation of any Governmental Entity except for violations or possible violations which do not, and, insofar as reasonably can be foreseen, will not, have a Material Adverse Effect on the Company. Except as publicly disclosed by the Company in the Company SEC Reports, to the best knowledge of the Company no investigation or review by any Governmental Entity with respect to the Company is pending or threatened, nor, to the best knowledge of the Company, has any Governmental Entity indicated an intention to conduct the same.

         2.11     Employee Benefit Plans

         (a)......The Company Disclosure Schedule contains a list of all top hat or excess benefit plans for a select group of management or highly compensated employees, Code Section 401(a) plans, employee bonus plans, Code Section 125 plans, medical, dental, vision, hospitalization and life insurance, tuition reimbursement, disability plans in excess of state law required benefits, paid time off and vacation benefits, severance (including change in control agreements), stock purchase, stock option, stock appreciation rights, fringe benefit and other employee benefit plans and programs (including, without limitation, each "employee benefit plan," as defined in section 3(3) of ERISA) and each employment or consulting contract or agreement which provides for base annual compensation in excess of $75,000, (i) sponsored, maintained or contributed to by the Company or any ERISA Affiliate, (ii) covering or benefiting any current or former officer, employee, director or independent contractor of the Company or any ERISA Affiliate or (iii) with respect to which the Company or any ERISA Affiliate has any material obligation or liability (individually, an "Employee Benefit Plan" and, collectively, the "Employee Benefit Plans"). Neither the Company nor any ERISA Affiliate has any agreement to create any additional employee benefit plan or program, or to modify or amend any existing Employee Benefit Plan. For purposes of this Agreement, "ERISA Affiliate" means any Subsidiary and any other corporation, trade, business or other entity that must be aggregated with either the Company or any Subsidiary under Section 414(b),
(c), (m) or (o) of the Code. The Company has delivered to Parent true, complete and accurate copies of all Employee Benefit Plans (including all amendments thereto and summary plan descriptions thereof).

         (b)......There  has  been  no  amendment,   written  interpretation  or
announcement (whether or not written) by either the Company or any ERISA Affiliate relating to a change in participation or coverage under any Employee Benefit Plan that, either alone or together with any other such items or events, could increase the expense of maintaining such Plan above the level of expense incurred with respect thereto for the most recent fiscal year included in the Company's or any ERISA Affiliate's audited financial statements.

         (c)......With  respect to each Employee  Benefit Plan (i) such Employee
Benefit Plan and any related trust agreements, insurance contracts or annuity contracts (or any related trust instruments) are and at all times since inception have been maintained, administered, operated and funded in accordance with their terms and in compliance with each applicable provision of ERISA, the Code and any other applicable laws, including, without limitation, rules promulgated pursuant thereto or in connection therewith, (ii) each Employee Benefit Plan that is intended to be "qualified" within the meaning of Section 401(a) of the Code has been the subject of a favorable determination letter issued by the IRS and, to the best knowledge of the Company, no circumstances exist that have or are likely to adversely affect, or result in the revocation of, such determination, and (iii) no transaction, event or omission has occurred or failed to occur that could subject the Company or any ERISA Affiliate, directly or indirectly, to a tax, fine, penalty or related charge under any applicable law, including, without limitation, Chapter 43 of Subtitle D of the Code and Section 502(c), 502(i), 502(l) or 4071 of ERISA;

         (d)......All contributions, premiums and other payments due or required to be made to (or with respect to) each Employee Benefit Plan under the terms of such Employee Benefit Plan or under applicable law have been made on or before their due dates in accordance with the terms of such Employee Benefit Plan or applicable law, or, if not yet due, have been properly accrued on the financial statements of the Company. The costs of administering the Employee Benefit Plans, including, without limitation, fees for the trustees and other service providers which are customarily paid by the Company or any ERISA Affiliate, have been timely paid, or will be timely paid or accrued on the financial statements of the Company;

         (e)......Neither   the  Company  nor  any  ERISA  Affiliate   sponsors,
maintains or contributes to, or has ever sponsored, maintained or contributed to (or been obligated to contribute to), (i) any multiemployer plan within the meaning of Section 3(37) or 4001(a)(3) of ERISA or Section 414(f) of the Code,
(ii) any multiple employer plan within the meaning of Section 4063 or 4064 of ERISA or Section 413(c) of the Code, or (iii) any employee benefit plan, fund, program, contract or arrangement that is subject to Section 412 of the Code or
Section 302 or Title IV of ERISA;

         (f)......There  are  no  pending  or  threatened  claims,  lawsuits  or arbitration asserted or instituted against any Employee Benefit Plans, fiduciaries or any officers, employees, directors, agents or owners of the Company or any ERISA Affiliate with respect to such Plan, and the Company has no knowledge of any facts which would give rise to or could reasonably be expected to give rise to any such claims, lawsuits or arbitrations. No Employee Benefit Plan is currently under investigation, audit or review by the IRS, Department of Labor or any other governmental entity or agency, and the Company has no knowledge of any facts which could give rise to or could reasonably be expected to give rise to any such claims, lawsuits or arbitrations;

         (g)......Neither  the execution  and delivery of this  Agreement or any related agreement nor the consummation of the transactions contemplated by this Agreement or any related agreement will (i) entitle any current or former officer, employee, director, agent or independent contractor of the Company or any ERISA Affiliate to severance pay, unemployment compensation or any other payment from the Company, any ERISA Affiliate or any other Person, or otherwise increase the amount of compensation due to any such individual, (ii) result in any benefit or right becoming established or increased, or accelerate the time of payment or vesting of any benefit, under any Employee Benefit Plan, (iii) require the Company or any ERISA Affiliate to make any contribution to a trust or other funding arrangement or to increase its contributions to any Employee Benefit Plan, or (iv) conflict with the terms of any Employee Benefit Plan, whether or not some other subsequent action or event would be required to trigger any of the items specified in this paragraph.

         2.12     Environmental Laws and Regulations

                  (a) Except as publicly disclosed by the Company in the Company SEC Reports, (i) the Company is in compliance with all applicable federal, state and local laws and regulations relating to pollution or protection of human health or the environment

(including, without limitation, ambient air, surface water, ground water, land surface or subsurface strata) (collectively, "Environmental Laws"), except for non-compliance that could not reasonably be expected to have a Material Adverse Effect on the Company, which compliance includes, but is not limited to, the possession by the Company of all material permits and other governmental authorizations required under applicable Environmental Laws, and compliance with the terms and conditions thereof; (ii) the Company has not received written notice of, and, to the best knowledge of the Company, the Company is not the subject of, any action, cause of action, claim, investigation, demand or notice by any person or entity alleging liability under or non-compliance with any Environmental Law (an "Environmental Claim"); and (iii) to the best knowledge of the Company, there are no circumstances that are reasonably likely to prevent or interfere with such material compliance in the future.

                  (b) Except as publicly disclosed by the Company in the Company SEC Reports, there are no Environmental Claims that are pending or, to the best knowledge of the Company, threatened against the Company or, to the best knowledge of the Company, against any person or entity whose liability for any Environmental Claim the Company has or may have retained or assumed either contractually or by operation of law.

         2.13     Tax Matters

         The Company has accurately prepared in all material respects and duly filed with the appropriate federal, state, local and foreign taxing authorities all tax returns, information returns and reports that are, individually and in the aggregate, material and are required to be filed with respect to the Company and has paid in full or made adequate provision for the payment of all material Taxes (as defined below). The Company is not delinquent in the payment of any material Taxes. As used herein, the term "Taxes" means all federal, state, local and foreign taxes, including, without limitation, income, profits, franchise, employment, transfer, withholding, property, excise, sales and use taxes (including interest penalties thereon and additions thereto).

         2.14     Intangible Property

         The Company owns or possesses adequate licenses or other valid rights to use all material patents, patent rights, trademarks, trademark rights, trade names, trade name rights, copyrights, service marks, trade secrets, applications for trademarks and for service marks, know-how and other proprietary rights and information used or held for use in connection with the business of the Company as currently conducted or as contemplated to be conducted, and the Company is unaware of any assertion or claim challenging the validity of any of the foregoing. The conduct of the business of the Company as heretofore and currently conducted has not and does not conflict in any way with any license, trademark, trademark right, trade name, trade name right, service mark, copyright or, to the Company's best knowledge, any patent or patent right of any third party. To the best knowledge of the Company, there are no infringements of any proprietary rights owned by or licensed by or to the Company.

         2.15     Brokers

         No broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission or expense reimbursement in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of the Company or any of its affiliates. The Company shall be responsible for all such fees and expenses, except as otherwise provided in
Section 6.3.

         2.16     Material Contracts

                  (a) The Company has delivered or otherwise made available to Parent true, correct and complete copies of all contracts and agreements (and all amendments, modifications and supplements thereto and all side letters to which the Company is a party affecting the obligations of any party thereunder) to which the Company is a party or by which any of its properties or assets are bound that are, material to the business, properties or assets of the Company, including, without limitation, to the extent any of the following are, individually or in the aggregate, material to the business, properties or assets of the Company, all: (i) employment, product design or development, personal services, consulting, non-competition, severance or indemnification contracts (including, without limitation, any contract to which the Company is a party involving employees of the Company); (ii) licensing, publishing, merchandising or distribution agreements; (iii) contracts granting a right of first refusal or first negotiation; (iv) partnership or joint venture agreements; (v) agreements for the acquisition, sale or lease of material properties or assets of the Company (by merger, purchase or sale of assets or stock or otherwise); (vi) contracts or agreements with any Governmental Entity; (vii) notes, bonds, mortgages, indentures and leases; and (viii) all commitments and agreements to enter into any of the foregoing (collectively, together with any such contracts entered into in accordance with Section 4.1 hereof, the "Contracts"). The Company is not a party to or bound by any severance, golden parachute or other agreement with any employee or consultant pursuant to which such person would be entitled to receive any additional compensation or an accelerated payment of compensation as a result of the consummation of the transactions contemplated hereby.

                  (b) Each of the Contracts is valid and enforceable in accordance with its terms, and there is no default under any Contract so listed either by the Company or, to the knowledge of the Company, by any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or, to the knowledge of the Company, any other party, in any such case in which such default or event could reasonably be expected to have a Material Adverse Effect on the Company. No party to any such Contract has given notice to the Company of or made a claim against the Company with respect to any breach or default thereunder.

                  (c) No party to any such Contract has given notice to the Company of or made a claim against the Company with respect to any breach or default thereunder.

         2.17     Disclosure

         No representation or warranty by the Company contained in this Agreement and no statement contained in any certificate delivered by the Company to Sub or Parent pursuant to this Agreement contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements contained herein or therein not misleading when taken together in light of the circumstances in which they were made.

         2.18     Termination of Certain Contracts

         The Company has terminated its Distributor Agreement and has no other agreements with ACI Worldwide Inc. (as successor to USSI, Inc., "ACI") (provided that the Company may continue to distribute 50 licenses of ACI's Trans24 software and appropriate provisions of the Distributor Agreement will continue to apply to such licenses). On or prior to the closing the Company shall terminate its agreements with UniKix Technologies. The Company has received a release and settlement providing for a complete release from any and all claims now existing or arising in the future against the Company and its affiliates by ACI (other than with respect to the ongoing licenses and settlement payments) for an amount payable by the Company as described in the Company Disclosure Schedule. On or prior to the Closing the Company will have reached an agreement with UniKix Technologies to provide for software licenses in connection with the Trans24 software licenses with payments not to exceed the amount provided for in the Company Disclosure Schedule.

3.       REPRESENTATIONS AND WARRANTIES OF PARENT AND SUB

         Parent and Sub hereby represent and warrant to the Company as follows:

         3.1      Organization

                  (a) Each of Parent and Sub is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its businesses as now being conducted.

                  (b) Each of Parent and Sub is duly qualified or licensed and in good standing to do business in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except in such jurisdictions where the failure to be so duly qualified or licensed and in good standing would not have a Material Adverse Effect (as defined below) on Parent. When used in connection with Parent or Sub, the term "Material Adverse Effect" means any change or effect that, when taken together with all other adverse changes and effects (i) is or is reasonably likely to be materially adverse to the properties, business, results of operations or condition (financial or otherwise) of Parent and its subsidiaries, taken as a whole, or (ii) may impair the ability of Parent and/or Sub to consummate the transactions contemplated hereby.

                  (c) Parent has heretofore delivered to the Company accurate and complete copies of the articles of incorporation and by-laws of Parent as currently in effect.

         3.2      Authority Relative to this Agreement

         Each of Parent and Sub has all necessary corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the boards of directors of Parent and Sub and by Parent as the sole stockholder of Sub, and no other corporate proceedings on the part of Parent or Sub are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by each of Parent and Sub and constitutes a valid, legal and binding agreement of each of Parent and Sub, enforceable against each of Parent and Sub in accordance with its terms.

         3.3      Information Supplied

         None of the information with respect to Parent or Sub to be supplied by Parent or Sub in writing specifically for inclusion in the Proxy Statement will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

         3.4      Consents and Approvals; No Violations

         Except for filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, the Exchange Act, and the filing and recordation of the Certificate of Merger as required by the DGCL, no filing with or notice to, and no permit, authorization, consent or approval of, any Governmental Entity or any other person or entity is necessary for the execution and delivery by Parent or Sub of this Agreement or the consummation by Parent or Sub of the transactions contemplated hereby. Neither the execution, delivery and performance of this Agreement by Parent or Sub nor the consummation by Parent or Sub of the transactions contemplated hereby will
(i) conflict with or result in any breach of any provision of the respective certificate of incorporation or bylaws of Parent or Sub, (ii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration or Lien) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which Parent or Sub is a party or by which any of them or any of their respective properties or assets may be bound, or (iii) violate any order, writ, injunction, decree, law, statute, rule or regulation applicable to Parent or Sub or any of Parent's subsidiaries or any of their respective properties or assets.

         3.5      Litigation

         Except as publicly disclosed by Parent in reports filed by Parent with the SEC (the "Parent SEC Reports"), there is no suit, claim, action, proceeding or investigation pending or, to the knowledge of Parent or Sub, threatened against Parent or Sub or any of their respective properties or assets which as of the date hereof, questions the validity of this Agreement or any action to be taken by Parent in connection with the consummation of the transactions contemplated hereby or could otherwise prevent or delay the consummation of the transactions contemplated by this Agreement. Except as publicly disclosed by Parent in Parent's SEC Reports, neither Parent nor Sub is subject to any outstanding order, writ, injunction or decree which, insofar as can be reasonably foreseen, could reasonably be expected to have a Material Adverse Effect on Parent or would prevent or delay the consummation of the transactions contemplated hereby.

         3.6      Brokers

         No broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of Parent or Sub or any of their affiliates, except for fees that may be payable to placement agents or lenders in connection with any debt financing obtained by Parent or Sub.

         3.7      Financing

         Parent or Sub has received commitments or highly confident letters from financially responsible third parties to obtain, and will have at the time of acceptance for payment and purchase of Shares at the Effective Time, the funds necessary to consummate the Merger and to pay the Merger Consideration and related fees and expenses.

4.       COVENANTS

         4.1      Conduct of Business of the Company

         Except as contemplated by this Agreement, during the period from the date hereof to the Effective Time, the Company will, and will cause each of its subsidiaries to, conduct its operations in the ordinary course of business consistent with past practice and, to the extent consistent therewith, with no less diligence and effort than would be applied in the absence of this Agreement, seek to preserve intact its current business organizations, seek to keep available the service of its current officers and employees and seek to preserve its relationships with customers, suppliers and others having business dealings with it to the end that goodwill and ongoing businesses shall be unimpaired at the Effective Time. Without limiting the generality of the foregoing, and except as otherwise expressly provided in this Agreement, prior to the Effective Time, neither the Company nor any of its subsidiaries will, without the prior written consent of Parent:

                  (a)      amend its certificate of incorporation or bylaws;

                  (b) authorize for issuance, issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any stock of any class or any other securities or equity equivalents (including, without limitation, any stock options or stock appreciation rights), except for the issuance of up to 2,162,504 shares of Company Common Stock pursuant to the exercise of currently granted stock options under the Company's stock option plans and existing option agreements;

                  (c) split, combine or reclassify any shares of its capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, make any other actual, constructive or deemed distribution in respect of any shares of its capital stock or otherwise make any payments to stockholders in their capacity as such, or redeem or otherwise acquire any of its securities or any securities of any of its subsidiaries;

                  (d)  adopt  a  plan  of  complete   or  partial   liquidation,
dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its subsidiaries (other than the Merger);

                  (e)  alter  through   merger,   liquidation,   reorganization,
restructuring or in any other fashion the corporate structure or ownership of any subsidiary (other than the Merger);

                  (f) (i) incur or assume any long-term or short-term debt or issue any debt securities; (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person; (iii) make any loans, advances or capital contributions to, or investments in, any other person; (iv) pledge or otherwise encumber shares of capital stock of the Company or its subsidiaries; or (v) mortgage or pledge any of its material assets, tangible or intangible, or create or suffer to exist any material Lien thereupon;

                  (g) except as may be required by law or as contemplated by this Agreement, enter into, adopt or amend or terminate any Employee Benefit Plan (as defined in Section 2.11), or increase the compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any Employee Benefit Plan as in effect as of the date hereof (including, without limitation, the granting of stock appreciation rights or performance units);

                  (h) acquire, sell, lease or dispose of any assets outside the ordinary course of business or any assets which in the aggregate are material to the Company and its subsidiaries taken as a whole, enter into any commitment or transaction outside the ordinary course of business or grant any exclusive distribution rights, except as contemplated by Section 2.18 hereof;

                  (i) except as may be required as a result of a change in law or in generally accepted accounting principles, change any of the accounting principles or practices used by it;

                  (j) revalue in any material respect any of its assets, including, without limitation, writing down the value of inventory or writing-off notes or accounts receivable other than in the ordinary course of business or as required by GAAP;

                  (k) (i) acquire (by merger, consolidation, or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof or any equity interest therein; (ii) enter into any contract or agreement, other than in the ordinary course of business or as contemplated in Section 2.18 or amend in any material respect any of the Contracts or the agreements referred to in Section 2.16; (iii) authorize any new capital expenditure or expenditures other than up to an aggregate of $150,000, provided such expenditures are in accordance with the Company's capital budget previously provided to Parent; or
(iv) enter into or amend any contract, agreement, commitment or arrangement providing for the taking of any action that would be prohibited hereunder;

                  (l) make or revoke any tax election or settle or compromise any tax liability material to the Company and its subsidiaries taken as a whole or change (or make a request to any taxing authority to change) any material aspect of its method of accounting for tax purposes;

                  (m) pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business of liabilities reflected or reserved against in, or contemplated by, the financial statements (or the notes thereto) of the Company or incurred in the ordinary course of business consistent with past practice, except as contemplated by Section 2.18 hereof;

                  (n) settle or compromise any pending or threatened suit, action or claim relating to the transactions contemplated hereby, except as contemplated by Section 2.18 hereof; or

                  (o) take (other than to Parent in seeking its consent to the taking of any such action), propose to take, or agree in writing or otherwise to take, any of the actions described in Sections 4.1(a) through 4.1(n) or any action which would make any of the representations or warranties of the Company contained in this Agreement untrue or incorrect in any material respect.

         4.2      Preparation of Proxy Statement and Stockholders' Meeting

                  (a) In order to consummate the Merger, the Company, acting through the Board, shall, in accordance with applicable law:

     (i) duly call, give notice of, convene and hold a special meeting of its stockholders (the "Special Meeting") as soon as practicable for the purpose of considering and taking action upon this Agreement;

     (ii) prepare and file with the SEC a preliminary proxy statement relating to the Merger and this Agreement and use its reasonable efforts (x) to obtain and furnish the information required to be included by the SEC in the Proxy Statement and, after consultation with Parent, to respond promptly to any comments made by the SEC with respect to the preliminary Proxy Statement and cause a definitive Proxy Statement to be mailed to its stockholders and (y) to obtain the necessary approvals of the Merger and this Agreement by its stockholders; and

     (iii) subject to the fiduciary obligations of the Board under applicable law as advised by outside counsel, include in the Proxy Statement the recommendation of the Board that stockholders of the Company vote in favor of the approval of the Merger and the adoption of this Agreement.

                  (b) Parent agrees that it will vote, or cause to be voted, all of the Shares then owned by it, Sub or any of its other subsidiaries in favor of the approval of the Merger and the adoption of this Agreement.

         4.3      No Solicitation

                  (a) The Company, its affiliates and their respective officers, directors, employees, representatives and agents shall immediately cease any existing discussions or negotiations, if any, with any parties conducted heretofore with respect to any acquisition of all or any material portion of the assets of, or any equity interest in, the Company or its subsidiaries or any business combination with the Company or its subsidiaries. The Company may, directly or indirectly, furnish information and access, in each case only in response to unsolicited requests therefor, to any corporation, partnership, person or other entity or group pursuant to confidentiality agreements, and may participate in discussions and negotiate with such entity or group concerning any merger, sale of assets, sale of shares of capital stock or similar transaction involving the Company or any subsidiary or division of the Company, if such entity or group has submitted a proposal to the Company (whether or not in writing) relating to any such transaction and the Company Board by a majority vote determines in its good faith judgment, after consultation with and based upon the advice of independent legal counsel, that it is necessary to do so to comply with its fiduciary duties to stockholders under applicable law. The Company Board shall provide a copy of any such written proposal and a summary of any oral proposal to Parent within 24 hours after receipt thereof and thereafter keep Parent promptly advised of any material development with respect thereto. Except as set forth above, neither the Company nor any of its affiliates shall, nor shall the Company authorize or permit any of its or their respective officers, directors, employees, representatives or agents to directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with, or provide any information to, any corporation, partnership, person or other entity or group (other than Parent and Sub, any affiliate or associate of Parent and Sub or any designees of Parent and Sub) concerning any merger, sale of assets, sale of shares of capital stock or similar transaction involving the Company or any subsidiary or division of the Company; provided, however, that nothing herein shall prevent the Company Board from taking, and disclosing to the Company's stockholders, a position contemplated by Rules 14d-9 and 14e-2 promulgated under the Exchange Act with regard to any tender offer; provided, further, that nothing herein shall prevent the Company Board from making such disclosure to the Company's stockholders as, in the good faith judgment of the Company Board, after consultation with and based upon the advice of independent legal counsel, is necessary to comply with its fiduciary duties to stockholders under applicable law.

                  (b) Except as set forth in this Section 4.3, the Company Board shall not approve or recommend, or cause the Company to enter into any agreement with respect to any Third Party Transaction (as defined in Section 6.1(d)). Notwithstanding the foregoing, if the Board of Directors of the Company, after consultation with and based upon the advice of independent legal counsel, determines in good faith that it is necessary to do so in order to comply with its fiduciary duties to stockholders under applicable law, the Company Board may approve or recommend a Superior Proposal (as defined below) or cause the Company to enter into an agreement with respect to a Superior Proposal, but in each case only (i) after providing reasonable written notice to Parent (a "Notice of Superior Proposal") advising Parent that the Company Board has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal and identifying the person making such Superior Proposal and (ii) if Parent does not make within five days of Parent's receipt of the Notice of Superior Proposal, an offer which the Company Board, after consultation with its financial advisors, determines is superior to such Superior Proposal. For purposes of this Agreement, a "Superior Proposal" means any bona fide proposal to acquire, directly or indirectly, for consideration consisting of cash and/or securities, more than 50% of the shares of Company Common Stock then outstanding or all or substantially all the assets of the Company and otherwise on terms which the Company Board determines in its good faith judgment (based on the written advice of a financial advisor of nationally recognized reputation) to be more favorable to the Company's stockholders than the Merger.

         4.4      Access to Information

                  (a) Between the date hereof and the Effective Time, the Company will give to Parent or Sub and their authorized representatives reasonable access to all employees, plants, offices, warehouses and other facilities and to all books and records of its and its subsidiaries, will permit such inspections as may reasonably be required and will cause their officers and those of their subsidiaries to furnish such financial and operating data and other information with respect to their business, properties and personnel as may from time to time be reasonably requested, provided that no investigation pursuant to this Section 4.4(a) shall affect or be deemed to modify any of the representations or warranties made in this Agreement.

                  (b) Between the date hereof and the Effective Time, the Company shall furnish to Parent (i) within five business days after the delivery thereof to management, such monthly financial statements and data as are regularly prepared for distribution to management and (ii) at the earliest time they are available, such quarterly and annual financial statements as are prepared for its SEC filings, which (in the case of this clause (ii)) shall be in accordance with their books and records.

                  (c) Parent and Sub will hold and will cause their consultants and advisors to hold in confidence all documents and information received in connection with the transactions contemplated by this Agreement.

         4.5      Additional Agreements; Reasonable Best Efforts

         Subject to the terms and conditions herein provided, each of the parties hereto agrees to use its reasonable best efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement, including, without limitation, (i) cooperation in the preparation and filing of the Proxy Statement; (ii) the taking of all action reasonably necessary, proper or advisable to secure any necessary consents under existing contracts of the Company and its subsidiaries or amend the agreements relating thereto to the extent required by such agreements; (iii) contesting any legal proceeding relating to the Merger; and (iv) the execution of any additional instruments, including the Certificate of Merger, necessary to consummate the transactions contemplated hereby; provided, however, that the Company may postpone a previously-scheduled meeting of Company stockholders in the event that the Company Board by majority vote determines in its good faith judgment, after consultation with and based upon the advice of independent legal counsel, that it is necessary to do so in order to comply with its fiduciary duties to stockholders under applicable law and, at the time of such determination, the Company has received a bona fide proposal to effect an alternate sale that is a Superior Proposal and that has not been withdrawn. In case at any time after the Effective Time any further action is necessary to carry out the purposes of this Agreement, the proper officers and directors of each party hereto shall take all such necessary action.

         4.6      Consents

         Parent, Sub and the Company each will use all reasonable efforts to obtain consents of all third parties and Governmental Entities necessary, proper or advisable for the consummation of the transactions contemplated by this Agreement.

         4.7      Public Announcements

         Each of Parent, Sub and the Company will consult with one another before issuing any press release or otherwise making any public statements with respect to the transactions contemplated by this Agreement, including, without limitation, the Merger, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable law or by obligations pursuant to any listing agreement with the Nasdaq Stock Market, as determined by Parent, Sub or the Company, as the case may be.

         4.8      Notification of Certain Matters

         The Company shall give prompt notice to Parent and Sub, and Parent and Sub shall give prompt notice to the Company, of (i) the occurrence or nonoccurrence of any event the occurrence or nonoccurrence of which would be likely to cause any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect at or prior to the Effective Time,
(ii) any material failure of the Company, Parent or Sub, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder, (iii) any notice of, or other communication relating to, a default or event which, with notice or lapse of time or both, would become a default, received by the Company or any of its subsidiaries subsequent to the date of this Agreement and prior to the Effective Time, under any contract or agreement material to the financial condition, properties, businesses or results of operations of it and its subsidiaries taken as a whole to which it or any of its subsidiaries is a party or is subject, (iv) any notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with the transactions contemplated by this Agreement, or (v) any material adverse change in the Company's financial condition, properties, business, results of operations or prospects, other than changes resulting from general economic conditions; provided, however, that the delivery of any notice pursuant to this Section 4.8 shall not cure such breach or non-compliance or limit or otherwise affect the remedies available hereunder to the party receiving such notice.

         4.9      Release of Liens

         Prior to the Closing, the Company shall have all Liens relating to its loan agreement and security agreement with Silicon Valley Bank terminated and released.

         4.10     Company 401(k) Plan

         If requested in writing by Parent, on or prior to the Closing Date, the Company will adopt a resolution that terminates its 401(k) Employee Retirement Plan and cause to be filed with the IRS an application for a determination that the termination of the plan does not adversely affect the qualified status of the plan under
Section 401(a) of the Code. The Company shall provide Parent with a copy of such resolution and determination letter application prior to the Closing Date.

         4.11     Parent 401(k) Plan

         Parent will make such amendments to its 401(k) Plan to provide that the Company's employees may commence participation in the Parent's 401(k) Plan, effective upon or within a reasonable period following the Closing Date pursuant to the terms of the plan.

5.       CONDITIONS TO CONSUMMATION OF THE MERGER

         5.1      Conditions to Each Party's Obligations to Effect the Merger

         The respective obligations of each party hereto to effect the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions:

                  (a) this Agreement shall have been approved and adopted by the requisite vote of the stockholders of the Company;

                  (b) no statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or enforced by any United States court or United States governmental authority which prohibits, restrains, enjoins or restricts the consummation of the Merger; and

                  (c) any other governmental or regulatory notices or approvals required with respect to the transactions contemplated hereby shall have been either filed or received.

         5.2      Conditions to the Obligations of the Company

         The obligation of the Company to effect the Merger is subject to the satisfaction at or prior to the Effective Time of the following conditions:

                  (a) the representations of Parent and Sub contained in this Agreement or in any other document delivered pursuant hereto shall be true and correct in all material respects at and as of the Effective Time with the same effect as if made at and as of the Effective Time, and at the Closing Parent and Sub shall have delivered to the Company a certificate to that effect signed by the chief executive officer of each of Parent and Sub; and

                  (b) each of the obligations of Parent and Sub to be performed at or before the Effective Time pursuant to the terms of this Agreement shall have been duly performed in all material respects at or before the Effective Time and at the Closing Parent and Sub shall have delivered to the Company a certificate to that effect signed by the chief executive officer of each of Parent and Sub.

         5.3      Conditions to the Obligations of Parent and Sub

         The respective obligations of Parent and Sub to effect the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions:

                  (a) the representations of the Company contained in this Agreement or in any other document delivered pursuant hereto shall be true and correct in all material respects at and as of the Effective Time with the same effect as if made at and as of the Effective Time, and at the Closing the Company shall have delivered to Parent and Sub a certificate to that effect signed by the chief executive officer of the Company;

                  (b) each of the obligations of the Company to be performed at or before the Effective Time pursuant to the terms of this Agreement shall have been duly performed in all material respects at or before the Effective Time and at the Closing the Company shall have delivered to Parent and Sub a certificate to that effect signed by the chief executive officer of the Company;

                  (c) the Company shall have obtained the consent or approval of each person whose consent or approval shall be required in order to permit the succession by the Surviving Corporation pursuant to the Merger to any obligation, right or interest of the Company or any subsidiary of the Company under any loan or credit agreement, note, mortgage, indenture, lease or other agreement or instrument, except for those for which failure to obtain such consents and approvals would not, individually or in the aggregate, have a Material Adverse Effect on the Company;

                  (d) there shall have been no events, changes or effects with respect to the Company or its subsidiaries having or which could reasonably be expected to have, a Material Adverse Effect on the Company; and

                  (e) each employee of the Company and its subsidiaries shall have entered into a Proprietary Rights and Confidentiality Agreement, in the form attached hereto as Exhibit A.

6.       TERMINATION; AMENDMENT; WAIVER

         6.1      Termination

         This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time:

                  (a) by mutual written consent of Parent, Sub and the Company;

                  (b) by Parent and Sub or the Company if (i) any court of competent jurisdiction in the United States or other United States governmental authority shall have issued a final order, decree or ruling or taken any other final action restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action is or shall have become nonappealable or
(ii) the Merger has not been consummated by August 31, 1999; provided that no party may terminate this Agreement pursuant to this clause (ii) if such party's failure to fulfill any of its obligations under this Agreement shall have been the reason that the Effective Time shall not have occurred on or before said date;

                  (c) by the Company if (i) there shall have been a breach of any representation or warranty on the part of Parent or Sub set forth in this Agreement, or if any representation or warranty of Parent or Sub shall have become untrue, in either case such that the conditions set forth in Section 5.2(a) would be incapable of being satisfied by August 31, 1999 (or as otherwise extended), (ii) there shall have been a breach by Parent or Sub of any of their respective covenants or agreements hereunder materially adversely affecting (or materially delaying) the consummation of the Merger, and Parent or Sub, as the case may be, has not cured such breach by August 31, 1999 (or as otherwise extended), (iii) the Company enters into a definitive agreement relating to a Superior Proposal in accordance with Section 4.3(b) (provided that such termination shall not be effective until payment of the amount required under
Section 6.3(a)), (iv) the Company shall have convened one or more meetings of its stockholders to vote upon the Merger and shall have failed to obtain the requisite vote of its stockholders prior to August 31, 1999, or (v) the Company Board by a majority vote determines in its good faith judgment, after consultation with and based upon the advice of independent legal counsel, that it is necessary to do so to comply with its fiduciary duties to stockholders, provided that such termination under this clause (v) shall not be effective unless at the time of such determination the Company has received a bona fide proposal to effect a Third Party Transaction (as defined below) that is a Superior Proposal and that has not been withdrawn as of the time of such termination (provided that such termination shall not be effective until payment of the amount required under Section 6.3(a)); or

         (d)......by Parent and Sub if (i) there shall have been a breach of any representation or warranty on the part of the Company set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue, in either case such that the conditions set forth in Section 5.3(a) would be incapable of being satisfied by August 31, 1999 (or as otherwise extended), (ii) there shall have been a breach by the Company of its covenants or agreements hereunder having a Material Adverse Effect on the Company or materially adversely affecting (or materially delaying) the consummation of the Merger, and the Company has not cured such breach by August 31 1999 (or as otherwise extended), (iii) the Company Board shall have withdrawn, modified or changed its approval or recommendation of this Agreement or the Merger, shall have recommended to the Company's stockholders a Third Party Transaction or shall have failed to call, give notice of, convene or hold a stockholders' meeting to vote upon the Merger, or shall have adopted any resolution to effect any of the foregoing, or (iv) the Company shall have convened a meeting of its stockholders to vote upon the Merger and shall have failed to obtain the requisite vote of its stockholders by August 31, 1999 (or as otherwise extended).

         "Third Party Transaction" means the occurrence of any of the following events (i) the acquisition of the Company by merger or otherwise by any person (which includes a "person" as such term is defined in Section 13(d)(3) of the Exchange Act) or entity other than Parent, Sub or any affiliate thereof (a "Third Party"); (ii) the acquisition by a Third Party of more than 30% of the total assets of the Company and its subsidiaries, taken as a whole; or (iii) the acquisition by a Third Party of 30% or more of the outstanding shares of Company Common Stock.

         6.2      Effect of Termination

         In the event of the termination and abandonment of this Agreement pursuant to Section 6.1, this Agreement shall forthwith become void and have no effect, without any liability on the part of any party hereto or its affiliates, directors, officers or stockholders, other than the provisions of this Section
6.2 and Sections 4.4(c), 6.3, 7.5, 7.7, 7.9 and 7.11 hereof. Nothing contained in this Section 6.2 shall relieve any party from liability for any breach of this Agreement.

         6.3      Fees and Expenses

                  (a) In the event that this Agreement shall be terminated pursuant to Section 6.1(d)(i) through 6.1(d)(iv) or Section 6.1(c)(iii), (iv), or (v) Parent and Sub would suffer direct and substantial damages, which damages cannot be determined with reasonable certainty. To compensate Parent and Sub for such damages, the Company shall pay to Parent the amount of $5.0 million as a termination fee on the date of such termination. It is specifically agreed that the amount to be paid pursuant to this Section 6.3(a) represents a negotiated termination fee and is not a penalty.

                  (b) In the event that this Agreement shall be terminated pursuant to Section 6.1(c)(i) or (ii), the Company would suffer direct and substantial damages, which damages cannot be determined with reasonable certainty. To compensate the Company for such damages, Parent shall pay to the Company the amount of $5.0 million as a termination fee on the date of such termination. It is specifically agreed that the amount to be paid pursuant to this Section 6.3(b) represents a negotiated termination fee and is not a penalty.

                  (c) Upon the termination of this Agreement pursuant to Sections 6.1(c)(iii), (iv) or (v) or 6.1(d)(i) through (iv), the Company shall reimburse Parent, Sub and their affiliates (not later than ten business days after submission of statements therefor) for all actual documented out-of-pocket fees and expenses, not to exceed $250,000, actually and reasonably incurred by any of them or on their behalf in connection with the Merger and the consummation of all transactions contemplated by this Agreement (including, without limitation, fees payable to counsel to any of the foregoing, and accountants). If Parent or Sub shall submit a request for reimbursement hereunder, Parent or Sub will provide the Company in due course with invoices or other reasonable evidence of such expenses upon request. The Company shall in any event pay the amount requested (not to exceed $250,000) within ten business days of such request, subject to the Company's right to demand a return of any portion as to which invoices are not received in due course.

                  (d) Upon the termination of this Agreement pursuant to Sections 6.1(c)(i) or (ii), Parent shall reimburse the Company and their affiliates (not later than ten business days after submission of statements therefor) for all actual documented out-of-pocket fees and expenses, not to exceed $250,000, actually and reasonably incurred by any of them or on their behalf in connection with the Merger and the consummation of all transactions contemplated by this Agreement (including, without limitation, fees payable to counsel to any of the foregoing, and accountants). If the Company shall submit a request for reimbursement hereunder, the Company will provide Parent in due course with invoices or other reasonable evidence of such expenses upon request. Parent shall in any event pay the amount requested (not to exceed $250,000) within ten business days of such request, subject to Parent's right to demand a return of any portion as to which invoices are not received in due course.

                  (e) Except as specifically provided in this Section 6.3, each party shall bear its own expenses in connection with this Agreement and the transactions contemplated hereby. The cost of printing the Proxy Statement shall be paid by the Company.

         6.4      Amendment

         This Agreement may be amended by action taken by the Company, Parent and Sub at any time before or after approval of the Merger by the stockholders of the Company (if required by applicable law) but, after any such approval, no amendment shall be made which requires the approval of such stockholders under applicable law without such approval. This Agreement may not be amended except by an instrument in writing signed on behalf of the parties hereto.

         6.5      Extension; Waiver

         At any time prior to the Effective Time, each party hereto (for these purposes, Parent and Sub shall together be deemed one party and the Company shall be deemed the other party) may (i) extend the time for the performance of any of the obligations or other acts of the other party, (ii) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document, certificate or writing delivered pursuant hereto or
(iii) waive compliance by the other party with any of the agreements or conditions contained herein. Any agreement on the part of either party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of either party hereto to assert any of its rights hereunder shall not constitute a waiver of such rights.

7.       MISCELLANEOUS

         7.1      Nonsurvival of Representations and Warranties

         The representations and warranties made herein shall not survive beyond the Effective Time or a termination of this Agreement.

         7.2      Entire Agreement; Assignment

         This Agreement (a) constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof and (b) shall not be assigned by operation of law or otherwise; provided, however, that Sub may assign any or all of its rights and obligations under this Agreement to any subsidiary of Parent, but no such assignment shall relieve Sub of its obligations hereunder if such assignee does not perform such obligations.

         7.3      Validity

         If any provision of this Agreement, or the application thereof to any person or circumstance, is held invalid or unenforceable, the remainder of this Agreement, and the application of such provision to other persons or circumstances, shall not be affected thereby, and to such end, the provisions of this Agreement are agreed to be severable.

         7.4      Notices

         All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by cable, telegram, facsimile or telex, or by registered or certified mail (postage prepaid, return receipt requested), to the other party as follows:

         if to Parent or Sub:

         CFI ProServices, Inc.
         Suite 200
         400 S.W. Sixth Avenue
         Portland, OR  97204
         Fax:  (503) 274-7280
         Attn:  President

         with a copy to:

         Perkins Coie LLP
         Suite 1500
         1211 S.W. Fifth Avenue
         Portland, OR  97204
         Fax:  (503) 727-2222
         Attn:  Roy W. Tucker
         and a copy to:

         Farleigh, Wada & Witt, P.C.
         Suite 600
         121 S.W. Morrison
         Portland, OR  97204
         Fax:  (503) 228-1741
         Attn:  F. Scott Farleigh

         if to the Company to:

         Ultradata Corporation
         5000 Franklin Drive
         Pleasanton, CA  94588
         Fax:  (925) 224-9879
         Attn:  Chief Financial Officer

         with a copy to:

         Fenwick & West LLP 100 The Embarcadero, Suite 300 San Francisco, CA 94105 Fax: (415) 281-1350 Attn: Robert B. Dellenbach

or to such other address as the person to whom notice is given may have previously furnished to the other in writing in the manner set forth above.

         7.5      Governing Law

         This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the principles of conflicts of law thereof.

         7.6      Descriptive Headings

         The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

         7.7      Parties in Interest

         This Agreement shall be binding upon and inure solely to the benefit of each party hereto and its successors and permitted assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

         7.8      Severability

         If any term or other provision of this Agreement is invalid, illegal or unenforceable, all other provisions of this Agreement shall remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party.

         7.9      Specific Performance

         The parties hereto acknowledge that irreparable damage would result if this Agreement were not specifically enforced, and they therefore consent that the rights and obligations of the parties under this Agreement may be enforced by a decree of specific performance issued by a court of competent jurisdiction. Such remedy shall, however, not be exclusive and shall be in addition to any other remedies, including arbitration, which any party may have under this Agreement or otherwise.

         7.10     Subsidiaries

         The term "subsidiary" shall mean, when used with reference to any entity, any entity more than fifty percent (50%) of the outstanding voting securities or interests (including membership interests) of which are owned directly or indirectly by such former entity.

         7.11     Brokers

         Except as otherwise provided in Section 6.3, the Company agrees to indemnify and hold harmless Parent and Sub, and Parent and Sub agree to indemnify and hold harmless the Company, from and against any and all liability to which Parent and Sub, on the one hand, or the Company, on the other hand, may be subjected by reason of any brokers, finders or similar fees or expenses with respect to the transactions contemplated by this Agreement to the extent such similar fees and expenses are attributable to any action undertaken by or on behalf of the Company, or Parent or Sub, as the case may be.

         7.12     Counterparts

         This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

          IN WITNESS WHEREOF, each of the parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

                            ULTRADATA CORPORATION



                            By:   /s/ Robert J. Majteles
                                  ----------------------
                                  Robert J. Majteles
                                  Title: President and Chief Executive Officer

                            CFI PROSERVICES, INC.



                            By:   /s/ Matthew W. Chapman
                                  ----------------------
                                  Matthew W. Chapman
                                  Title:  Chairman and Chief Executive Officer

                            UFO ACQUISITION CO.



                            By:   /s/ Robert P. Chamness
                                  ----------------------
                                  Robert P. Chamness
                                  Title:  President

                              ULTRADATA CORPORATION
                               5000 FRANKLIN DRIVE
                        PLEASANTON, CALIFORNIA 94588-3354




                                  May 17, 1999



CFI Pro Services, Inc.
400 S.W. Sixth Avenue
Portland, OR 97204

Ladies and Gentlemen:

         In connection with and pursuant to Article 2 of that certain Agreement and Plan of Merger dated as of May 17, 1999 (the "Merger Agreement"), by and among CFI Pro Services, Inc., a corporation organized under the laws of the state of Oregon ("Parent"), UFO Acquisition Co., a subsidiary of Parent organized under the laws of the state of Delaware ("Merger Sub") and ULTRADATA Corporation, a corporation organized under the laws of the state of Delaware ("Company"), under cover of this letter Company is delivering to Parent and Merger Sub this disclosure letter ("Disclosure Letter").

         UNLESS OTHERWISE DEFINED, ANY CAPITALIZED TERMS IN ANY SCHEDULE DELIVERED BY COMPANY TO PARENT AND MERGER SUB UNDER THIS DISCLOSURE LETTER OR OTHERWISE DELIVERED TO PARENT AND/OR MERGER SUB IN CONNECTION WITH THE MERGER AGREEMENT SHALL HAVE THE SAME MEANINGS ASSIGNED TO SUCH TERMS IN THE MERGER AGREEMENT. NOTHING IN THIS DISCLOSURE LETTER BY COMPANY TO PARENT AND MERGER SUB OR OTHERWISE DELIVERED BY COMPANY TO PARENT AND/OR MERGER SUB IN CONNECTION WITH THE MERGER AGREEMENT SHALL CONSTITUTE AN ADMISSION OF ANY LIABILITY OR OBLIGATION OF THE COMPANY TO ANY THIRD PARTY, NOR AN ADMISSION AGAINST THE COMPANY'S INTERESTS.

                                   Sincerely,

                                                     ULTRADATA CORPORATION

                                                     /s/ Ronald H. Bissinger
                                                     -----------------------
                                                     Ronald H. Bissinger
                                                     Chief Financial Officer

                                  Schedule 2.2


Options
                                                                Vested
Outs 5/14     Vested 5/14     Vested 8/30    Accelerated     Effective Date
---------     -----------     -----------    -----------     --------------

1994 Equity Incentive Plan
--------------------------

862,504       364,791         403,906        324,343         728,249


1995 Directors Plan
-------------------

100,000        46,250          48,750         51,250          100,000


Nigel Gallop Option
-------------------

600,000       600,000         600,000              0          600,000


Robert Majteles Option
----------------------

600,000       387,496         424,995        175,005          600,000


TOTAL
-----

2,162,504   1,398,537       1,477,651        550,598        2,028,249
---------   ---------       ---------        -------        ---------

                                   Section 2.4


Company Financial Statements

(a) The description of Mr. Gallop's option agreements in Company's Proxy Statement relating to Company's Annual Stockholders' Meeting held on May 8, 1998 provides that Mr. Gallop's option remains in effect so long as he continues to provide services to Company. However, such options remain exercisable though July 31, 2000 without any other obligation on the part of Mr. Gallop. This description was corrected in the Company's Proxy Statement relating to Company's Annual Stockholders' Meeting held on May 7, 1999.

         The Company received notice of an informal investigation of Company by the U.S. Securities and Exchange Commission relating to certain 1996 and 1997 quarterly and 1997 year-end adjustments made by Company. However, the Company has not received any communication from the SEC since June 10, 1998.

                                   Section 2.6


Consents and Approvals; No Violations

         Consents and/or permissions are required to be obtained prior to the Merger pursuant to the Company's agreements with each of the following customers to avoid breach or termination:

            Air Academy Federal Credit Union dated September 30, 1996 Bank-Fund Staff Federal Credit Union dated March 6, 1995 Honeywell/Alliant Tech Systems Federal Credit Union dated July 8, 1997

         Notices are required to be given in connection with the Merger pursuant to the Company's agreements with each of the following parties:

            Credit Union 1 (f/k/a Frontier Alaska State Credit Union) dated September 1, 1992 Fischer Technology Group Incorporated, UniKix Technologies Division, under Independent Software Vendor Agreement dated July 1, 1997.

         The following contracts permit assignment in connection with the Merger so long as Parent and Sub agree to be bound by the terms and conditions of the agreement:

            GentelCo West Federal Credit Union (f/k/a Long Beach GentelCo Federal Credit Union) dated September December 1, 1994 San Mateo Credit Union dated September 6, 1993 and June 5, 1995

         The Merger will trigger the right of Marriott Employees' Federal Credit Union to receive source code pursuant to the Escrow Agreement dated July 16, 1990.

         Consents and/or permissions is required to be obtained prior to the Merger pursuant to the following Agreements to avoid breach or termination:


            Reseller Agreement with Tracer Technologies dated August 1, 1998.

            Value   Added   Reseller   Agreement   dated  April  14,  1998  with
            DecisionOne.

            Distributor Agreement with USSI, Inc., dated June 30, 1997 (only if Parent or Sub is a competitor of USSI).

                                   Section 2.9


Litigation

Dennis Roberts, a former employee of Company, commenced a lawsuit against Company on July 5, 1997. Mr. Roberts purports to represent a class of current and former employees of Company who he alleges are non-exempt and entitled to payment of overtime wages for hours worked in excess of forty per week or eight per day. Plaintiff alleges he represents employees in all computer related occupations at Company other than clerical employees. Plaintiff worked for Company for approximately nine months as a senior field service engineer. Mr. Roberts' allegations have not yet been adjudicated, nor have his ability or qualifications to represent the alleged class. Mr. Roberts has not yet sought class certification, and discovery has commenced.

Company received a notice on May 1, 1998 that Steve Fisher, a former employee of Company at Company's Texas facility, commenced a lawsuit against Company alleging age discrimination and retaliation. Mr. Fisher was laid off on March 31, 1997, along with approximately fifty other employees at Company's Texas facility. Company targeted for layoff programmers and other employees who did not works at Company's headquarters in Pleasanton, California. Mr. Fisher was laid off over similarly qualified, lower paid programmers who worked out of Company's headquarters. Mr. Fisher based his claim of retaliation on alleged discussions prior to the layoff with Human Resources personnel that he was being treated unfairly because of his age or location by his then current supervisor.

On May 13, 1999, the Company received a letter on behalf of Ex-Cel Solutions, Inc. in which Ex-Cel alleges breach of contractual relations, misappropriation of trade secrets, interference with contractual relations and unfair trade practices. The letter does not describe in detail the alleged facts on which the assertions of these claims are based.

                                  Section 2.10


Compliance with Applicable Law

         See disclosure with respect to Section 2.4.

                                  Section 2.11


Employee Benefit Plans

     (a) Company maintains or contributes to the following:

     (i) Company Pension Plans: Company's 401(k) Employee Retirement Plan.
         ---------------------

     (ii) Company Welfare Plans:
          ---------------------

     (A) Group Health insured through the following:

(1) Care-ousel Blue Card Plan issued under Blue Cross Life & Insurance Company. Policy number WLA3010 (JW310).

(2) Care-ousel Prudent Buyer Plan (PPO). Issued under Blue Cross of California policy number RT03010 (JW JW 310).

(3) Care-ousel California Care HMO Plan. Issued under Blue Cross of California policy number RT03010 (JW JW 310).

(4) Kaiser HMO effective January 1, 1999.

     (B) Group Life and Accidental Dismemberment Plan. Insured benefits are provided under UNUM Life Insurance Company of America policy number 522098-012.

     (C) Dental Plan: Insured under DMHO Dental Net Plan, policy issued under Blue Cross WL/DN 3040 (JW 310) and Point of Service policy

     (D) Chiropractic Plan: insured under HMO Medical Plan. Issued under American Specialty Health Plans policy number HP1167.

     (E) Vision Plan: Insured through Vision Service Plan, Group Number 12055-78

     (F) Employee Assistance Plan: Issued under Blue Cross of California, policy number EAP-030310 (JW 310) (G) Cafeteria Plan: Medical Reimbursement and Dependent Care administered by BeneSphere under policy numbers 348936 and 348937.

     (H) Holiday Benefit

     (I) Paid Time Off Benefit

     (J) Wellness
         .  Health Club
         .  Quit Smoking
         .  Weight Watchers

     (K) Short Term Disability insured through UNUM.

     (L) Long Term Disability insured through UNUM.

     (M) Education Reimbursement Program

     (N) Voluntary Life. Insured under UNUM policy number 521198-0011.

     (iii) Employee Plans:
           --------------

     (A) 1994 Equity Incentive Plan

     (B) 1995 Employee Stock Purchase Plan

     (C) 1995 Director Stock Option Plan

     (D) Non-Plan Stock Option to Nigel P. Gallop

     (E) Non-Plan Stock Option to Robert J. Majteles

     (iv) Employment Agreements:
          ---------------------

     (A) 1999 Management Bonus Plan

     (B) Nigel Gallop Separation Agreement dated April 30, 1997

     (C) Robert J. Majteles Employment Agreement dated October 31, 1996

     (D) James R. Berthelsen Employment Agreement dated November 6, 1998.

     (E) Ronald H. Bissinger Employment Agreement dated November 6, 1998.

     (F) David J. Robbins Employment Agreement dated November 6, 1998.

     (G) Cindy L. Cooper Employment Agreement dated November 6, 1998.

     (H) 1999 Sales Compensation Plan, Vice President, Sales & Marketing (Jim Berthelsen).

     (I) 1999 Sales Compensation Plan, Director, Emerging Technologies, with Addendum (Tim Lerew).

     (J) 1999 Incentive Plan, Director, Customer Relations (Mary Ann Hearne).


(c), (d), (f)

         Reference is made to the Department of Labor's January 9, 1998 letter stating that it will take no further action with respect to its investigation of the Company's 401(k) Plan. The Department of Labor informed the Company that, as required by ERISA, it will refer the findings of its investigation to the Internal Revenue Service. The Company has not received any communication from the Internal Revenue Service in connection with this referral.

(g) The Nonqualified Stock Option Agreement between Company and Robert J. Majteles for a total of 600,000 shares with a date of grant of October 17, 1996 provides that immediately prior to the closing date for a corporate transaction, all shares remaining unvested thereunder shall immediately become vested and exercisable. This acceleration of vesting in addition to a 2.90 severance payment due Mr. Majteles under his Employment Agreement described under clause (a)(iv)(C) above with the Company may cause an "excess parachute payment," as defined in Section 280G of the Code.

         The employment agreements listed in clauses (a)(iv)(D)-(G) above include provision for full acceleration of options upon the consummation of the Merger and payment of 12 months severance consisting of base salary and other benefits in the event that the employee is terminated without cause or constructively terminated within the 12 months following the consummation of the Merger.

         Pursuant to Company's 1995 Directors Stock Option Plan, prior to the consummation of the Merger, the vesting of all options granted under such plan will accelerate and the options will become exercisable in full.

                                  Section 2.14




            The Value Added Reseller Agreement dated September 3, 1992 with UNIDATA, Inc. (now Ardent) has expired. The Company is in the process of negotiating a renewal, which it expects to complete prior to the closing.

                                  Section 2.16


See disclosure regarding Section 2.11(g).

See disclosure regarding Section 2.14.

See information pertaining to Ex-Cel Solutions, Inc. in the disclosure regarding
Section 2.9.

                                  Section 2.18



The termination agreement with ACI provides for (a) payment of an aggregate of $1.2 million, with $500,000 payable up front and the remaining amount payable over 24 months; and (b) that the Company may continue to distribute 50 licenses of ACI's Trans24 software and that the appropriate provisions of the Distributor Agreement will continue to apply to such licenses. In connection with such distribution, the Company will need to license software from UniKix. The agreement with UniKix provides that it terminates upon the termination of the ACI Distribution Agreement. The Company's position is that the termination of such Distribution Agreement as provided in the termination agreement with ACI terminates the UniKix agreement and the Company's obligation thereunder to pay the additional $350,00 required to be paid under such agreement. However, as certain provisions of the ACI Distribution Agreement survive with respect to the 50 Trans25 licenses, and the Company will need UniKix software in connection with the distribution of such licenses, the Company will need to enter into a new agreement with UniKix, the amounts payable under which will not exceed $350,000.